December 19, 2019

Hamon Fytton
Chief Executive Officer
Quality of Life Marketing, Inc.
1350 NE 125 Street, Suite 201C
North Miami, FL 33161

       Re: Quality of Life Marketing, Inc.
           Amendment No. 1 to
           Offering Statement on Form 1-A
           Filed December 11, 2019
           File No. 024-11069

Dear Mr. Fytton:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2019 letter.

Amendment No. 1 to Form 1-A filed December 11, 2019

General

1. We note section 5 of your Subscription Agreement contains a mandatory arbitration provision and a jury trial waiver. Please revise your offering statement to:
        Further describe the mandatory arbitration provision and the jury trial provisions, including how each such provision will impact your investors, identifying the relevant forum for arbitration and clarifying whether or not arbitration is the exclusive means of resolving disputes between the company and its shareholders;
        Describe any questions as to enforceability of each such provision under federal and state law;
 Hamon Fytton
Quality of Life Marketing, Inc.
December 19, 2019
Page 2
              Clarify whether each of these provisions applies to claims under the federal securities laws and whether each such provision applies to claims other than in connection with this offering;
              To the extent any of these provisions applies to federal securities law claims, please revise the disclosure to state that, by agreeing to such provision, investors will not be deemed to have waived the company s compliance with the federal securities laws and the rules and regulations thereunder; and Clarify whether purchasers of interests in a secondary transaction would be subject to
              each of these provisions.
2. We note your response to our prior comment 1 and reissue in part. Revise discussions of the Series A Preferred stock in the Summary and Risk Factor sections to more clearly explain the conversion provision in the Certificate of Designation. The disclosure you have on pages 7 and 10 is unclear.

         As a separate matter disclose in the Summary and Risk Factors section that the Series A
         Preferred shares have 10 votes per share, whereas your common stock only has one vote per share.

         Additionally, within the offering circular itself provide the disclosure required by Item
         14(a)(1) and (3) of Form 1-A regarding the Series A Preferred stock. You may contact Melissa Gilmore at 202-551-3777 or Claire Erlanger at
202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameHamon Fytton                                  Sincerely,
Comapany NameQuality of Life Marketing, Inc.
                                                                Division of
Corporation Finance
December 19, 2019 Page 2                                        Office of Trade
& Services
FirstName LastName